SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Telecomunicações de São Paulo S.A. - Telesp - Relevant Fact - Announcement to the Debentures Holders of the 1st Issuance" dated on August 08, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact – Announcement to the Debentures Holders of the 1st Issuance

August 08, 2007 (02 pages)

For more information, please contact:
Daniel Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; August 08, 2007) – Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Debentures Holders about the 1st Public Bond Issuance of Telecomunicações de São Paulo S/A - TELESP (the “Company”) that, in accordance with the item 4.5 of the Article IV of the “Escritura Particular da 1ª Emissão Pública de Debêntures Simples, Não Conversíveis em Ações, em Série Única, da Espécie Quirografária da Telecomunicações de São Paulo S/A - TELESP” (“Issuance Contract”), as amendment on October 06, 2004, the Management of the Company, in its 349 meeting held on August 06, 2007, deliberated, in the approved limits by the Telesp’s Board of Directors, on its 149 Meeting of July 17, 2007, to propose the following conditions to the renegotiation of a single series of Debentures of a of the 1st Issuance (the “Debentures”):

(i)	The new period of incidence remuneration, period of time in which the remuneration conditions will remain unchanged, to the Debentures, will begin on September 1, 2007, closing on September 1, 2010, the final maturity date of the Debentures.

(ii)	About the nominal value of the Debentures, it will fall upon remunerative interests based on the DI (Depósitos Interfinanceiros) daily average rates, extra-group, expressed in a year-over-year percentage, 252 days, calculated and disclosed by Custody and Settlement (CETIP), capitalized by a spread of 0,35% (thirty five cents percent) on a year basis, 252 days, calculated in a exponential and cumulative pro rata temporis way over working days, since the renegotiation data (September 1, 2007), according to the constant formula of the Prospect of the Distribution Program, article 4.2.2.4 – Option A.

(iii)	It will be maintained to the remuneration of the Debentures further established conditions in the Emission Contract that have not been altered by the deliberations here described.

Planner Corretora de Valores S.A. is the Trustee of the Debentures Holders.

The debentures holders that will not agree with the conditions fixed by the Company’s Board of Directors, as disclaimed, could manifest, between the 17th and 11th working day (inclusively) preceding of the closing time of the Remuneration Period, in other words, from August 09 to August 17, 2007, (inclusively), manifest, by CETIP, the option to exert the sell right of Debentures to the Issuer.

The Company is committed to acquire the totality of Debentures, in the closing dates of each Validity Remuneration Period, of those debentures holders that will not accept the conditions fixed by the Company, for the subsequent period. The Debentures will be acquired by its Nominal Unitary Value added the remuneration calculated pro rata temporis defined for the maturity period.

The Issuance Contract will be amendment, to reflect the new conditions of the Remuneration of Debentures, to the New Validity Remuneration Period.

São Paulo, August 08, 2007.

GILMAR ROBERTO PEREIRA CAMURRA

Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 08, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director